October 13, 2011

Via EDGAR and HAND DELIVERY

Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549-6010

Re: Zalicus Inc.

Form 10-K for the Fiscal Year Ended December 31, 2010

Filed March 10, 2011

Form 10-Q for the Quarterly Period Ended June 30, 2011

Filed August 4, 2011

File No. 000-51171

Dear Mr. Rosenberg,

This letter is submitted by Zalicus Inc. (the "Company") in response to the comments of the Staff (the "Staff") of the U.S. Securities and Exchange Commission (the "Commission") that were contained in your letter to me, dated October 7, 2011 (the "October Comment Letter"). The October Comment Letter was in response to the Company's response on September 7, 2011 to a comment letter from the Commission dated August 25, 2011 seeking additional milestone consideration disclosures pursuant to ASC 605-28-50-2 in future periodic reports of the Company. For ease of reference, the comments contained in the October Comment Letter are reprinted below in bold and are followed by the responses of the Company to the October Comment Letter, which are followed by revised proposed disclosures.

1. We acknowledge your response to our previous comment. Please revise your proposed disclosure to be included in future periodic reports to additionally address the following:

  Explain the differences between clinical development, regulatory and commercial milestones and provide examples of the triggering events for each category;

The Company has revised its proposed disclosure to explain the differences between clinical development, regulatory and commercial milestones and to provide examples of the triggering events for each category.

  Regarding the Fovea agreement:
    Clarify that the milestones relate to each licensed product as indicated in section 5.2.2 of your agreement filed as an exhibit to your July 23, 2009 Form 8-K;

The Company has revised the proposed disclosure to clarify that the milestones relate to each product licensed to Fovea Pharmaceuticals SA ("Fovea") pursuant to the Second Amended and Restated Research and License Agreement, dated as of July 22, 2009 (the "Fovea Agreement").
    Separately disclose the $15 million milestone for the regulatory approval of keratoconjunctivitis sicca given its significance; and

The Company respectfully proposes not to revise its proposed disclosure to separately disclose the $15 million milestone for the regulatory approval of a product to treat keratoconjunctivitis sicca, commonly known as dry eye syndrome. The Company notes for the Staff that the most advanced product candidate subject to the Fovea Agreement, Prednisporin™, is not currently being developed, or planned to be developed, to treat dry eye syndrome, nor are there any other product candidates subject to the Fovea Agreement that are being developed for dry eye syndrome. As a result, the Company believes that there is a remote likelihood that it will achieve this milestone, and therefore separate disclosure of the milestone may be misleading to the users of the financial statements and may overemphasize the likelihood of its achievement. Moreover, as a result of the remote likelihood that the milestone will be achieved, the Company respectfully submits that the exclusion of this detail regarding the regulatory milestone is not material to an investor's understanding of the Company's financial condition or results of operations and its exclusion will not prevent investors from making informed investment decisions with regard to the Company's securities.
    Include the commercial milestones as indicated in section 5.2.3 of your Fovea agreement.

The Company respectfully proposes not to revise its proposed disclosure to include the commercial milestones described in Section 5.2.3 of the Fovea Agreement. The Company notes for the Staff that the commercial milestones described in Section 5.2.3 of the Fovea Agreement apply only if a product or product candidate is licensed or sublicensed by Fovea to a third party. After the Company and Fovea entered into the Fovea Agreement, in October 2009, Fovea was acquired by Sanofi-Aventis ("Sanofi"), a large global pharmaceutical company, and Fovea is now a wholly-owned subsidiary of Sanofi focused on developing therapies to treat various ophthalmologic diseases. As part of Sanofi, Fovea has the financial resources and expertise to develop Prednisporin and other product candidates up to regulatory approval by the FDA and other regulatory bodies, and after approval, to market and commercialize them on a global basis. As a result, it is highly unlikely that Prednisporin or any other product candidates subject to the Fovea Agreement will ever be licensed or sublicensed to a third party. Given the remote likelihood of this outcome, the Company believes that including these commercial milestones in its disclosures may overestimate likely future milestone payments under the Fovea Agreement and may mislead the users of the financial statements. Moreover, as a result of the remote likelihood that the milestone will be achieved, the Company respectfully submits that the exclusion of this detail regarding the commercial milestone is not material to an investor's understanding of the Company's financial condition or results of operations and its exclusion will not prevent investors from making informed investment decisions with regard to the Company's securities.
  Regarding the Novartis agreement, separately disclose any milestones that are individually significant.

The Company has concluded that none of the milestones provided in Section 5.2 of the Research Collaboration and License Agreement, dated as of May 1, 2009, between Novartis Institutes of BioMedical Research, Inc. ("Novartis") and the Company (the "Novartis Agreement") are individually significant, and, as such, the Company does not propose to revise its proposed aggregated disclosure of such milestones. The Company's conclusion is based on both the relative dollar amounts of the individual milestones involved, as well as the early stage of the research being conducted under the Novartis Agreement. Specifically, the research being conducted by the Company on behalf of Novartis pursuant to the Novartis Agreement is at a very early discovery research stage, focused on using cell-based screening assays over the course of five years to identify synergistic combinations of oncology drugs for future preclinical and clinical development by Novartis. As a result, and as described in more detail below, the Company believes that there is a currently a low probability that the milestones will be achieved, and if they are achieved, they will be achieved in the distant future, and therefore are not individually significant to the Company's financial statements at this time.

The clinical development milestones under the Novartis Agreement total $5.0 million, with the first clinical development milestone triggered by the start of a Phase 1 clinical trial and the second clinical development milestone triggered by the start of a Phase 3 clinical trial. These clinical development milestones will only be realized if a product candidate can successfully navigate the costly and risky preclinical and clinical development process, which will be controlled by Novartis. Given the current stage of the research under the Novartis Agreement, the potential achievement of the first of these clinical development milestones is at least two years in the future and cannot by law be undertaken prior to successfully completing multiple preclinical pharmacology and toxicology studies and submitting an Investigational New Drug Application or its equivalent to the United States Food and Drug Administration or other foreign regulatory authority. The second clinical development milestone is not likely to be achieved for multiple years following commencement of the Phase 1 clinical trial, assuming the Phase 1 clinical trial and subsequent Phase 2 clinical trial(s) are successful. With these uncertainties, the Company believes that separately disclosing the amounts of the clinical development milestones would not provide a significant incremental benefit to the users of the financial statements. Moreover, as a result of the low probability that these milestones will be achieved, the Company respectfully submits that the exclusion of these details regarding the precise amounts of the individual clinical development milestones are not material to an investor's understanding of the Company's financial condition or results of operations and their exclusion will not prevent investors from making informed investment decisions with regard to the Company's securities.

The regulatory milestones under the Novartis Agreement total $23.0 million and are triggered upon the first regulatory approval of a product candidate in the United States or various foreign jurisdictions. The amount of the regulatory milestone varies by jurisdiction, but all of the regulatory milestones are triggered by regulatory approval in the respective jurisdiction. The Company has revised its proposed disclosure to reflect the fact that all of the regulatory milestones are triggered by regulatory approval in the various jurisdictions. Given the current stage of the research under the Novartis Agreement, these milestones are at least five or more years in the future, and will only be realized if (i) a product candidate can successfully navigate the costly and risky preclinical and clinical development process, (ii) a product candidate satisfies the comprehensive efficacy and safety review for regulatory approval in each jurisdiction and (iii) Novartis chooses to seek marketing approval of a product candidate after considering its efficacy, safety and commercial profile. As a result of the low probability that these milestones will be achieved and the extended time to realization even if they are achieved, the Company believes that separately disclosing the amount of the regulatory milestones for each jurisdiction in its disclosures would not be incrementally beneficial to the users of the financial statements. Moreover, as a result of the insignificant likelihood that these milestones will be achieved, the Company respectfully submits that the exclusion of these details regarding the precise amounts of the regulatory approval milestones are not material to an investor's understanding of the Company's financial condition or results of operations and their exclusion will not prevent investors from making informed investment decisions with regard to the Company's securities.

The commercial milestones under the Novartis Agreement total $30.0 million, and are triggered by an approved product achieving two specified cumulative net sales thresholds. Given the current stage of the research under the Novartis Agreement, these milestones are many years in the future and will only be realized if a product candidate can successfully navigate (i) the costly and risky preclinical and clinical development process, (ii) the comprehensive efficacy and safety review for regulatory approval and (iii) being commercially successful after approval. Also, as noted in the proposed disclosure, these commercial milestones would be accounted for similarly to royalties and would be recorded as revenue upon achievement of the milestone, assuming all other revenue recognition criteria are met. While royalty payments represent a form of a contingent payment, they generally are not considered a milestone payment and therefore are not evaluated under the milestone method. As a result, the Company does not believe that separately disclosing the individual commercial milestones is required.

Revised Proposed Disclosures:

In response to the Staff's comments, the Company proposes to include the following in its revenue recognition disclosure within Note 2 Significant Accounting Policies as well as in its critical accounting policies in Management's Discussions and Analysis: The underlined text indicates the proposed additional disclosure. The proposed disclosures are prepared as of June 30, 2011, the end of the Company's second fiscal quarter, but will be revised in future periodic reports to reflect information from the relevant reporting period.

"Effective, January 1, 2011, the Company adopted new accounting guidance which codified a method of revenue recognition that has been common practice. Under this method, contingent consideration from research and development activities that is earned upon the achievement of a substantive milestone is recognized in its entirety in the period in which the milestone is achieved. At the inception of each arrangement that includes milestone payments, the Company evaluates whether each milestone is substantive. This evaluation includes an assessment of whether (a) the consideration is commensurate with either (1) the entity's performance to achieve the milestone, or (2) the enhancement of the value of the delivered item(s) as a result of a specific outcome resulting from the entity's performance to achieve the milestone, (b) the consideration relates solely to past performance and (c) the consideration is reasonable relative to all of the deliverables and payment terms within the arrangement. The Company evaluates factors such as the scientific, clinical, regulatory, commercial and other risks that must be overcome to achieve the respective milestone, the level of effort and investment required and whether the milestone consideration is reasonable relative to all deliverables and payment terms in the arrangement in making this assessment.

The Company has concluded that all of the clinical development milestones pursuant to its research and development arrangements are substantive. Clinical development milestones are typically payable when a product candidate advances into a defined phase of clinical research or completes such phase. For example, a milestone may be due upon the initiation of a Phase 3 clinical trial for a particular product candidate, the last phase of clinical development, which if the product candidate is proven to be safe and effective, may lead to its marketing approval by the FDA or other global regulatory authorities. The Company has concluded that all of the regulatory milestones pursuant to its research and development arrangements are substantive. Regulatory milestones are typically payable when a product candidate is ultimately approved for marketing by the FDA or other global regulatory authorities after it is deemed to be safe and efficacious to treat a defined disease or condition. For example, a milestone may be due upon the Company's receipt of marketing approval in the United States. Revenues from clinical development and regulatory milestones, if they are nonrefundable and deemed substantive, are recognized upon successful accomplishment of the milestones. Milestones that are not considered substantive are accounted for as license payments and are evaluated as such in accordance with the Company's accounting policy for multiple element arrangements.

Commercial milestones are typically payable when an approved pharmaceutical product reaches certain defined levels of net sales by the licensee. For example, when a product first reaches global sales of a specified amount, or when a product first achieves annual sales of a specified amount. Commercial milestones are accounted for similarly to royalties and are recorded as revenue upon achievement of the milestone, assuming all other revenue recognition criteria are met.

In response to the Staff's comment, the Company also proposes to incorporate the following in its Research and Development Agreement disclosures included in its Form 10-K. The Company also proposes to include these disclosures in its Form 10-Q for the quarter ended September 30, 2011. Proposed changes to the disclosures are underlined in the discussion that follows:

Novartis

In May 2009, the Company entered into a research collaboration and license agreement with Novartis focused on the discovery of novel anti-cancer combinations. Through the collaboration, the Company is using its proprietary cHTS platform to screen a unique library of molecules, including Novartis compounds, in multiple cell lines representing a broad spectrum of cancers to potentially discover novel single agent and combination therapies to treat various cancers.

Under the terms of the collaboration agreement, the Company received an initial payment of $4.0 million and will receive annual research support payments of up to $3.0 million, plus certain expenses. In addition, the collaboration agreement may provide the Company with up to $58.0 million for each combination product candidate advanced by Novartis upon achievement of certain clinical, regulatory and commercial milestones as follows:
    Up to $5.0 million in clinical development milestones.
    Up to $23.0 million in regulatory milestones due upon regulatory approval in various jurisdictions.
    Up to $30.0 million in commercial milestones.

The Company did not recognize any milestone payments under this arrangement in the six months ended June 30, 2011 or 2010.

Fovea Pharmaceuticals SA, a subsidiary of Sanofi

On January 30, 2006, the Company entered into a research and license agreement with Fovea Pharmaceuticals SA, or Fovea. Under the terms of the agreement, Fovea agreed to conduct, at its own expense, preclinical and clinical development of combination drug candidates it selected from the Company's portfolio of product candidates for certain ophthalmic indications, including creating ophthalmic formulations for these selected drug candidates. Fovea was acquired by Sanofi in October 2009 and is now a subsidiary of Sanofi.

On July 22, 2009, the Company and Fovea amended and restated the research and license agreement. Under the amended and restated agreement, the Company granted Fovea an exclusive worldwide license to certain drug combinations to treat allergic and inflammatory diseases of the front of the eye. Fovea has advanced one such combination, Prednisporin (FOV1101), through Phase 2b clinical development for allergic conjunctivitis.

The Company has received payments totaling $1.5 million related to Prednisporin (FOV1101) and is eligible to receive up to an additional $39.0 million from Fovea upon achievement of certain clinical and regulatory milestones for Prednisporin (FOV1101) and each other product candidate subject to the research and license agreement as follows:
    Up to $3.0 million in clinical development milestones.
    Up to $36.0 million in regulatory milestones.

The Company did not recognize any milestone payments under this arrangement in the six months ended June 30, 2011 and recognized $0.5 million in milestone payments in the six months ended June 30, 2010.

Amgen Inc.

In December 2009, the Company entered into a research collaboration agreement with Amgen Inc., or Amgen, focused on identifying synergistic combinations for two oncology targets of interest to Amgen. Under the agreement, the Company received a $750,000 payment in January 2010 to fund the initial research plan, and Amgen also agreed to reimburse the Company for laboratory supplies consumed. The initial research plan ended in September 2010, and Amgen elected for the Company to do follow-up research at an annual rate of $300,000 per full-time employee equivalent, plus the reimbursement of laboratory supplies. Amgen will also pay the Company a $1.0 million milestone payment for each Investigational New Drug application filing by Amgen for a product candidate with new intellectual property generated by the collaboration. The Company did not recognize any milestone payments under this arrangement in the six months ended June 30, 2011 and 2010. The agreement also provides Amgen with a non-exclusive license to use the Company's Chalice analyzer software in connection with the research collaboration. Through December 31, 2010, the Company has received $1.0 million in funding and expense reimbursement under this agreement.

* * *

As requested in the Comment Letter, the Company acknowledges that:

    The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
    Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
    The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

If you have any questions regarding the Company's response to the Staff's comments please contact the undersigned at (617) 301-7220.

Very truly yours,

ZALICUS INC.

/s/ Justin A. Renz

Justin A. Renz

Senior Vice President, Chief Financial Officer

cc: Mark Corrigan, President and Chief Executive Officer

Jason Cole, Senior Vice President, General Counsel

Pamela Kelleher, Ernst & Young LLP